                                                                   Exhibit 16(b)


The information contained in the Annual Results for the Hypothetical Performance of the Strategy for "Dogs" of Wall Street Fund was calculated by linking, on a market-weighted basis, the annual total returns, including dividend reinvestment, for each of the 30 securities that would have been selected in the year listed using the Fund's selection criteria as set forth in the Prospectus. A security's individual annual total return was calculated by subtracting the security's market price on January 1 of that year from the security's market price on December 31 of that year, and then dividing that figure by the security's market price on January 1 of that year.